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                            December 21, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-3
                                                            Filed December 14,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-3

       Risk Factors, page 8

   1. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the
Holding Foreign Companies Accountable Act.
 Lee Chong Kuang
FirstName LastNameLee
Greenpro Capital Corp. Chong Kuang
Comapany21,
December  NameGreenpro
              2021        Capital Corp.
December
Page 2    21, 2021 Page 2
FirstName LastName
       You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo,
Legal Branch Chief, at 202-551-3453 if you have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Benjamin A. Tan